EXHIBIT 99.1
Section 13(r) Disclosure

Mastercard Incorporated ("Mastercard") has established a risk-based compliance program designed to prevent us from having business dealings with Iran, as well as other prohibited countries, regions, individuals or entities. This includes obligating issuers and acquirers to screen account holders and merchants, respectively, against the U.S. Office of Foreign Assets Control’s (“OFAC”) sanctions lists, including the List of Specially Designated Nationals (“SDN list”).
We identified through our compliance program that for the period covered by this Report, an acquirer located in the Eastern Europe/Middle East/Africa region acquired a transaction over our network for consular services with an Iranian embassy.
OFAC regulations and other legal authorities provide exemptions for certain activities involving dealings with Iran. However, Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires us to disclose whether we, or any of our affiliates, have knowingly engaged in certain transactions or dealings involving the Government of Iran or with certain persons or entities found on the SDN list, regardless of whether these dealings constitute a violation of OFAC regulations.
We do not calculate net revenues or net profits associated with specific merchants (our customers’ customers). However, we used our fee schedule and the aggregate number and amount of transactions involving the above merchant to estimate the net revenue and net profit we obtained with respect to the period covered by this Report. Both the number of transactions and our estimated net revenue and net profits for this period are de minimis.